UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 1

                          Heritage Capital Group, Inc.
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                                (Name of Issuer)

                         Common Stock, $.0001 par value
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                         (Title of Class of Securities)

                                      None
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                                 (CUSIP Number)

                                   Kang-Wei Ho
                       c/o Centerline International Corp.
                    Ellen L. Skeoton Building, P.O. Box 3274
                   Road Town, Tortola, British Virgin Islands

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                  (Name & Address & Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 18, 2004
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             (Date of Event Which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box |_|.

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

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      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section l8 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Centerline International Corp.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
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3    SEC USE ONLY


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4    SOURCE OF FUNDS*

     N/A
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
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               7    SOLE VOTING POWER

                    436,800
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           436,800
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     436,800
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2%
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14   TYPE OF REPORTING PERSON*

     CO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Po Han Wu
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
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3    SEC USE ONLY


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4    SOURCE OF FUNDS*

     N/A
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Australia
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               7    SOLE VOTING POWER

                    436,800
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           436,800
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     436,800
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2%
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14   TYPE OF REPORTING PERSON*

     IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

      (a) The security to which this statement relates is the common stock, $.0001 par value per share (the "Common Stock"), of Heritage Capital Group, Inc., a Delaware Corporation (the "Company").

      (b)   The Company may be reached at the following address:
            c/o ZhongTong Inc.
            (315100) 566 East Yinzhou Road
            Ningbo, Zhejiang Province, China

Item 2. Identity and Background.

      This statement is filed by Centerline International Corp. ("Centerline"), and Po Han Wu (each a "Reporting Person," and together, the "Reporting Persons"). Centerline sold 21,403,200 shares of the Company's Common Stock as of October 18, 2004, pursuant to a Share Purchase Agreement dated as of October 10, 2004 between ZhongTong Inc. and Centerline.

      Centerline is a British Virgin Islands corporation. Centerline has no operations other than the ownership of certain investments. Centerline is located at the following address: Ellen L. Skeoton Building, P.O. Box 3274 Road Town, Tortola, British Virgin Islands. Centerline has never (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      The sole shareholder of Centerline is Mr. Po Han Wu. Mr. Wu's business address is c/o Centerline International Corp., Ellen L. Skeoton Building, P.O. Box 3274 Road Town, Tortola, British Virgin Islands. Mr. Wu is a consultant advising companies regarding fund raising, corporate restructuring, mergers and acquisitions, and capital markets. Mr. Wu has never (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Wu is a citizen of Australia.

      The sole director and President of Centerline is Ms. Kang-Wei Ho. Ms. Ho's business is c/o Centerline International Corp., Ellen L. Skeoton Building, P.O. Box 3274 Road Town, Tortola, British Virgin Islands. Ms. Ho is employed as an engineer for IBM-Taiwan, located at the Nankang Software Technology Park, Taipei, Taiwan. Ms. Ho has never (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Ms. Ho is a citizen of Taiwan.

Item 3. Source and Amount of Funds or Other Consideration.

      Not applicable.

Item 4. Purpose of Transaction.

      Not applicable.

Item 5. Interest in Securities of the Issuer.

      (a) Centerline beneficially owns 436,800 shares of the Company's Common Stock, representing a 2% interest in the shares of Common Stock currently outstanding.

      (b) The responses of each Reporting Person to Items 7 though 11 of the cover pages of this Schedule 13D relating to beneficial ownership of the shares of Common Stock are incorporated herein by reference.

      (c) Not applicable.

      (d) Not applicable.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      None.

Item 7. Material to be Filed as Exhibits.

      Exhibit 1: Share Purchase Agreement, dated as of October 10, 2004, between
                 ZhongTong Inc. and Centerline.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  October 28, 2004
                                                  -----------------------------
                                                              (Date)


                                                  Centerline International Corp.


                                                  By: /s/ Kang-Wei Ho
                                                     --------------------------
                                                  Name: Kang-Wei Ho
                                                  Title: President and Director

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                                   October 28, 2004
                                                   -----------------------------
                                                               (Date)

                                                   /s/ Po Han Wu
                                                   -----------------------------
                                                   Name: Po Han Wu

                                  EXHIBIT INDEX

Exhibit No.
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     1.         Share Purchase Agreement, dated as of October 10, 2004, between
                ZhongTong Inc. and Centerline.